March 25, 2009





Patricia C. Foster, Esq.
190 Office Park Way
Pittsford, NY 14534

Re:	Our Street Funds, Inc.
	File Numbers 333-157581; 811-22279

Dear Ms. Foster:

      We have reviewed the registration statement on Form N-1A for Our Street Funds, Inc., filed with the Commission on February 27, 2009, to register shares of the Virginia Equity Fund (the "Fund"). Based on our review of the filing, we have the following comments.

General

   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Prospectus

Summary

      To what extent will the Fund invest in debt securities and foreign securities? Why are the risks of investing in these securities not set forth in the prospectus?

      Will the Fund experience portfolio turnover of 100% or more? If so, disclose the risks associated with high portfolio turnover.

      Please clarify that when the Fund is investing defensively, it may not achieve its objective.

      If the Fund will use options as part of its principal investment strategy, please disclose, including the attendant risks, in this section. Also disclose the risks attendant with investment in preferred stock and convertible debentures. Provide complete descriptions of these risks and all other material risks in the section that discusses the Fund`s "Objectives and Principal Investing
Strategies."

	If the Fund may use hedging techniques, lend portfolio securities, participate in repurchase agreements and sell securities on a "when issued" and "delayed delivery" basis as part of its principal strategy, please disclose, including the associated risks, in this section.

Expense Information

	Disclosure elsewhere in the document indicates that the Fund will assess deferred sales charges, yet the fee table suggests otherwise. Please clarify.

      There is no notation for footnote 2 in the fee table. Please revise the text of footnote 2 to clarify that the adviser may terminate the fee waiver/expense reimbursement agreement at any time.
Also, if the adviser may recoup waiver and reimbursement expenses from the Fund, please so indicate.

      Please revise the second line item of Annual Operating Expenses to read "Distribution [and/or Service] (12b-1) Fees." Please clarify whether the Fund will pay for distribution activities, and whether the Fund has adopted, or will adopt, a plan under rule 12b-1. If the
Fund will not have a 12b-1 plan, please delete the second line and include the service fee in "other expenses."

      Please describe the services to be provided under the Fund`s Service Fee Plan. Move the disclosure titled "Service Fee Plan" to the discussion of sales loads. See General Instruction C. 3. (a)

      Please clarify whether the Example reflects sales charges on reinvested dividends and other distributions.

Objectives and Principal Investing Strategies

      Please delete item (2) from the Fund`s definition of
"Virginia
Securities."  See Rule 35d-1 under the Investment Company Act of
1940
(the "Act").

      Please clarify whether the Fund expects to invest in dividend-paying securities.

      The prospectus contains no disclosure regarding the Fund`s credit quality strategy or the anticipated average credit quality of the Fund`s debt portfolio. Please clarify. If the Fund will invest in below investment grade, or "junk" bonds, please so indicate, and disclose all risks attendant with such securities. Also disclose the percentage of Fund assets to be invested in below investment grade debt.

	Please clarify whether the heading "Other Investment
Strategies"
refers to principal investment strategies. If the strategies are principal ones, please disclose them, and their attendant risks, in the Summary.

	Please explain how the Fund`s options strategies will achieve the Fund`s investment objective.

	Please explain the Fund`s strategy of selling naked put options in greater detail.

Excessive Trading Policies and Procedures

	Please clarify that redemptions may not be cancelled or revoked for the reasons stated in this section.

How to Purchase Shares

	Please clarify whether additional purchases of shares are sold at a price that includes a sales charge in addition to net asset value.

How to Redeem Shares

	Please clarify the meaning of "other agents of the Fund" as the term is used in the third paragraph of this section.

Calculation of Share Price

	Please substitute "net asset value" for "public offering price" in the first sentence of this section.

Operation of the Fund

	Please provide the complete address of the Adviser. Please describe the Adviser`s experience as an investment adviser and the advisory services it provides to the Fund.

	State the name, title and length of service of the Fund`s portfolio manager(s), and state each person`s business experience during the past five years.

Statement of Additional Information

      Please revise the Fund`s fundamental investment limitation on concentration to read in pertinent part "particular industry or group of industries."

	Please conform the table of Director and Officer disclosure to the requirements of Item 12(a) of Form N-1A.
	Please clarify why Mr. Stratton, by virtue of his equity interest in the Adviser, may derive economic benefits as a result of the adoption and implementation of the Service Fee Plan.

Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
   	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Should you have any questions regarding this letter, please contact me at (202) 551-6965.



						Sincerely,



						Vincent J. Di Stefano
						Attorney

Ms. Patricia C. Foster
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